CERAGENIX PHARMACEUTICALS, INC.
1444 Wazee Street, Suite 210
Denver, Colorado 80202

Telephone (720) 946-6440
Facsimile (303) 534-1860

August 9, 2005

VIA EDGAR AND FACSIMILE

Mr. Albert Lee, Staff Attorney
United States Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 6010
Washington, DC 20549
Re:	Ceragenix Pharmaceuticals, f/k/a OnSource Corporation
Registration Statement on Form SB-2
File No. 333-125967

Dear Mr. Lee:

         On behalf of Ceragenix Pharmaceuticals, Inc., f/k/a OnSource Corporation (the "Company"), please accept this letter as notice that the Company requests that its request for acceleration of effectiveness of its Registration Statement on Form SB-2, SEC File No. 333-125967, as filed with the Commission on July 13, 2005, be withdrawn.

         Thank you very much for your consideration.
Sincerely,

/s/ Steven S. Porter
Steven S. Porter Chief Executive Officer